

Mail Stop 7010

August 15, 2008

Mr. George I. Norman, III
Principal Accounting Officer
LILM, Inc.
1390 South 1100 East #204
Salt Lake City, Utah 84105-2463

> **Re:** **LILM, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-51872**

Dear Mr. Norman:

We have reviewed your response letter dated August 7, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide their report on internal control over financial reporting impacts their conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

2. As requested, please disclose any change in your internal control over financial reporting *during the last fiscal quarter* or state that there were no changes during

George Norman
LILM, Inc.
August 15, 2008
Page 2

the period, which is the fourth fiscal quarter in the case of the annual report, in accordance with Item 308(c) of Regulation S-B.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief